CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Annual Report on Form 40-F of Quaterra Resources Inc. (the “Company”) for the year ended December 31, 2011 of our reports dated March 27, 2011, relating to the Company’s consolidated financial statements and the effectiveness of internal control over financial reporting, and to the reference to us under the heading “Interests of Experts” in the Company’s Annual Information Form for the year ended December 31, 2011, dated March 30, 2012.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 30, 2012